Filed Pursuant to Rule 424(b)(3)
Registration No. 333-248532

PROSPECTUS SUPPLEMENT NO. 2
(to prospectus dated September 23, 2020)

26,726,538 Shares

Thryv Holdings, Inc.

Common Stock

This prospectus supplement updates and amends the prospectus dated September 23, 2020 (the “prospectus”), which relates to the resale of up to 26,726,538 shares of common stock by the registered stockholders identified in the prospectus (the “Registered Stockholders”), as further amended and supplemented from time to time. The Registered Stockholders may, or may not, elect to sell their shares of common stock covered by the prospectus, as and to the extent they may determine. Such sales, if any, will be made through ordinary brokerage transactions on the Nasdaq Capital Market (“Nasdaq”). See the section of the prospectus titled “Plan of Distribution.” If the Registered Stockholders choose to sell their shares of common stock, we will not receive any proceeds from the sale of shares of common stock by the Registered Stockholders.

This prospectus supplement is being filed to update, amend and supplement the information previously included in the prospectus with certain information included in our Current Reports on Form 8-K filed on February 22, 2021 and March 1, 2021 and attached to this prospectus supplement. You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Our common stock is traded on Nasdaq under the symbol “THRY.” On February 26, 2021, the last reported sale price of our common stock on Nasdaq was $21.65 per share.

See “Risk Factors” beginning on page 12 of the prospectus and on page 42 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed on November 12, 2020, to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 1, 2021.

Thryv® Reports Preliminary Fourth Quarter and Fiscal Year 2020
Financial Results

On February 22, 2021, Thryv Holdings, Inc., the provider of Thryv® software, the end-to-end client experience platform for growing small businesses, announced preliminary, unaudited results for the fourth quarter and fiscal year 2020.

Preliminary Fourth Quarter 2020 Financial Highlights:

•	SaaS revenue was $34.9 million, an 8% increase year-over-year. Our guidance was $33 million
•	Marketing Services revenue was $212.1 million. Our guidance range was $190-$200 million
•	Total revenue was $246.9 million. Our guidance range was $223-$233 million
•	Net income was $109.8 million
•	Adjusted EBITDA was $71.6 million. Our guidance range was $58-$63 million

Preliminary Fiscal Year 2020 Financial Highlights:

•	SaaS revenue was $129.8 million. Our guidance was $128 million
•	Marketing Services revenue was $979.6 million. Our guidance range was $955-$965 million
•	Total revenue was $1,109.4 million. Our guidance range was $1,083-$1,093 million
•	Net income was $149.2 million
•	Adjusted EBITDA was $371.8 million. Our guidance range was $358-$363 million

Additional Preliminary Business Highlights:

•	SaaS ARPU increased to $293 in the fourth quarter, up from $260 in the third quarter of 2020
•	Total SaaS clients ending the fourth quarter of 2020 was 44.0 thousand, flat when compared to the third quarter of 2020
•	SaaS monthly churn improved to 2.4% in the fourth quarter, down from 2.7% in the third quarter of 2020
•	Leverage Ratio was 1.3x in the fourth quarter, as defined in the Thryv, Inc. credit agreement
•	Total Debt repayment was $186.1 million for fiscal year 2020. Term loan and ABL ending balances for the fourth quarter of 2020 were $449.6 million and $79.2 million, respectively

We have provided preliminary unaudited estimated results. These unaudited results reflect management’s estimates based solely upon information available to it as of the date of this release and are not a comprehensive statement of our financial results. As a result, there is a possibility that our final audited results which will be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (our “Annual Report”) will vary from these preliminary estimates.

2200 West Airfield Dr., TX 29, P.O. Box 619810, D/FW Airport, TX 75261 ï thryv.com

Preliminary Unaudited Results

The following is preliminary unaudited information for the three months and year ended December 31, 2020. Audited information for the three months and year ended December 31, 2019 is included for comparability (in thousands):

	Three Months Ended December 31,		Year Ended December 31,
Unaudited; in thousands	2020	2019	2020	2019
Total Revenue	$246,928	$345,130	$1,109,435	$1,421,374
SaaS Revenue	34,870	32,407	129,824	128,579
Marketing Services Revenue	212,058	312,723	979,611	1,292,795
Net income (loss)	109,800	(2,053)	149,221	35,504
Adjusted EBITDA (1)	71,631	122,505	371,839	481,633

(1)	Refer to “Non-GAAP Measures” below for the reconciliation to the most comparable GAAP measure

Non-GAAP Measures

Our preliminary results included in this press release include Adjusted EBITDA , which is not presented in accordance with U.S. generally accepted accounting principles (“GAAP”). This non-GAAP measure is presented for supplemental informational purposes only and is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. Please refer to the supplemental information presented in the table below for a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP financial measure.

2200 West Airfield Dr., TX 29, P.O. Box 619810, D/FW Airport, TX 75261 ï thryv.com

We believe that this non-GAAP financial measure provide useful information about our financial performance, enhances the overall understanding of our past performance and future prospects and allows for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We believe that this measure provides an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry. However, it is important to note that the particular items we exclude from, or include in, our non-GAAP financial measures may differ from the items excluded from, or included in, similar non-GAAP financial measures used by other companies in the same industry.

The following is a reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, net income (in thousands):

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Reconciliation of Adjusted EBITDA
Net income (loss)	$109,800	$(2,053)	$149,221	$35,504
Interest expense	14,988	21,883	68,539	92,951
(Benefit) provision for income taxes (1)	(118,306)	(798)	(107,983)	18,062
Depreciation and amortization expense	35,640	50,985	146,523	206,270
Loss on early extinguishment of debt	—	—	—	6,375
Restructuring and integration expenses (2)	4,557	9,098	28,459	40,290
Transaction costs (3)	6,320	5,938	20,999	6,081
Stock-based compensation expense (benefit) (4)	1,300	4,583	(2,895)	14,119
Other components of net periodic pension cost (5)	10,924	33,364	42,236	53,161
Non-cash loss (gain) from remeasurement of indemnification asset (6)	1,565	(553)	5,443	4,093
Impairment charges (7)	5,497	611	24,911	5,670
Other (8)	(654)	(553)	(3,614)	(943)
Adjusted EBITDA	$71,631	$122,505	$371,839	$481,633

(1)
Income tax benefit of $118.3 million and $108.0 million recorded during the three months and year ended December 31, 2020, respectively, is primarily attributable to a partial release of the Company’s valuation allowance on the basis of management’s reassessment of the amount of its deferred tax assets that are more likely than not to be realized.

(2)
For the three months and year ended December 31, 2020, expenses relate to periodic efforts to enhance efficiencies and reduce costs, and include severance benefits, loss on disposal of fixed assets and capitalized software, and costs associated with abandoned facilities and system consolidation. A portion of the severance benefits, amounting to $5.0 million, resulted from COVID-19. For the three months and year ended December 31, 2019, restructuring and integration charges include severance benefits, facility exit costs, system consolidation and integration costs, and professional consulting and advisory services costs related to the YP Acquisition.

(3)	Expenses related to the Company's direct listing and other transaction costs.

2200 West Airfield Dr., TX 29, P.O. Box 619810, D/FW Airport, TX 75261 ï thryv.com

(4)
The Company records stock-based compensation expense related to the amortization of grant date fair value of the Company’s stock-based compensation awards. Prior to October 1, 2020, stock-based compensation expense includes the remeasurement of these awards at each period end.

(5)
Other components of net periodic pension cost is from our non-contributory defined benefit pension plans that are currently frozen and incur no additional service costs. The most significant component of other components of net periodic pension cost relates to the mark to market pension remeasurement.

(6)
In connection with the YP Acquisition, the seller provided the Company indemnity for future potential losses associated with certain federal and state tax positions taken in tax returns filed by the seller prior to the Acquisition Date. The indemnity covers potential losses in excess of $8.0 million and is capped at an amount equal to the lesser of the uncertain tax position liability or the current fair value of the 1,804,715 shares of the Company's common stock issued to the seller as part of the purchase consideration.

(7)
Impairment charges of $5.5 million and $24.9 million recorded during the three months and year ended December 31, 2020, respectively, are primarily due to the Company closing certain office buildings as part of becoming a “Remote First” company and consolidating operations at certain locations. Impairment charges of $0.6 million and $5.7 million recorded during the three months and year ended December 31, 2019, respectively, are due to consolidating operations at certain locations and are included in Restructuring and integration charges in the consolidated statements of operations.

(8)	Other primarily includes expenses related to potential non-income based tax liabilities.

2200 West Airfield Dr., TX 29, P.O. Box 619810, D/FW Airport, TX 75261 ï thryv.com

Forward-Looking Statements

Some statements included in this release constitute forward-looking statements. Statements that include the words “may”, “will”, “could”, “should”, “would”, “believe”, “anticipate”, “forecast”, “estimate”, “expect”, “preliminary”, “intend”, “plan”, “project”, “outlook”, “future”, “forward”, “guidance” and similar statements of a future or forward-looking nature identify forward-looking statements. These statements are not guarantees of future performance. Forward-looking statements provide current expectations with respect to our financial performance and future events with respect to our business and industry in general. Forward-looking statements are based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the risks related to the following: risks related to the ongoing COVID-19 pandemic, the Company’s ability to maintain adequate liquidity to fund operations; the Company’s future operating and financial performance; limitations on our operating and strategic flexibility and the ability to operate our business, finance our capital needs or expand business strategies under the terms of our credit facilities; our ability to retain existing business and obtain and retain new business; general economic or business conditions affecting the markets we serve; declining use of print yellow page directories by consumers; our ability to collect trade receivables from clients to whom we extend credit; credit risk associated with our reliance on small and medium sized businesses as clients; our ability to attract and retain key managers; increased competition in our markets; our ability to obtain future financing due to changes in the lending markets or our financial position; our ability to maintain agreements with major Internet search and local media companies; reduced advertising spending and increased contract cancellations by our clients, which causes reduced revenue; and our ability to anticipate or respond effectively to changes in technology and consumer preferences. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by such cautionary statements.

If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. For these reasons, we caution you against relying on forward-looking statements. All forward-looking statements included in this press release are expressly qualified in their entirety by the foregoing cautionary statements. These forward-looking statements speak only as of the date hereof and, other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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2200 West Airfield Dr., TX 29, P.O. Box 619810, D/FW Airport, TX 75261 ï thryv.com

Entry into a Material Definitive Agreement.

Share Purchase Agreement

On March 1, 2021, Thryv Holdings, Inc. (the “Company”) entered into and completed the previously announced acquisition of Sensis Holding Limited (“Sensis”) pursuant to a Share Purchase Agreement (the “Purchase Agreement”), dated as of March 1, 2021 (the “Closing Date”), by and among the Company, Thryv Australia Pty Ltd. (“Buyer”), an Australian proprietary limited company and a direct wholly-owned subsidiary of Thryv International Holdings LLC, a direct and wholly-owned subsidiary of the Company, Sensis, the Sellers (as defined in the Purchase Agreement), and the other parties thereto. Pursuant to the terms of the Purchase Agreement, Buyer acquired all of the issued and outstanding equity interests of (i) Sunshine NewCo Pty Ltd, an Australian proprietary limited company, and its subsidiaries and (ii) Sensis Holding Limited, a private limited company, which is incorporated under the laws of England and Wales, and its subsidiaries (collectively, the “Transaction”).

The Company paid an aggregate consideration of approximately $200 million in cash, financed by the Term Loan Agreement, as further described below, subject to customary adjustments for net working capital (including cash), indebtedness and transaction expenses. A portion of the purchase price has been placed into separate escrow accounts in support of any payment owed to the Company with respect to the purchase price adjustment and pre-closing taxes payable in connection with a tax indemnity provided by the Sellers.

The Purchase Agreement contains customary representations and warranties and covenants. The Company has obtained representation and warranty insurance in connection with the Purchase Agreement.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the actual terms of the Purchase Agreement, a copy of which has been publicly filed.

Financing Agreements

Term Loan Agreement

On March 1, 2021, the Company entered into a new Term Loan Credit Agreement (the “Term Loan Agreement”), by and among the Company, Thryv, Inc., a direct and wholly-owned subsidiary of the Company (the “Borrower”), the lenders party thereto from time to time and Wells Fargo Bank, National Association, as the administrative agent, the proceeds of which were used to finance the Transaction, refinance in full the Borrower’s existing term loan facility agented by Wilmington Trust, National Association and pay fees and expenses in connection therewith.

The Term Loan Agreement established a senior secured term loan facility (the “Term Loan Facility”) in an aggregate principal amount equal to $700 million (as such amount may be increased pursuant to any incremental term loans incurred thereunder, as more fully described in the Term Loan Agreement). The Term Loan Facility matures on March 1, 2026 and borrowings under the Term Loan Facility will bear interest at a fluctuating rate per annum equal to, at the Company’s option, LIBOR or base rate, in each case, plus an applicable margin per annum equal to (i) 8.50% (for LIBOR loans) and (ii) 7.50% (for base rate loans). The Term Loan Facility requires mandatory amortization payments equal to $17.5 million per fiscal quarter commencing June 30, 2021.

The Term Loan Facility may be optionally prepaid from time to time, but to the extent any optional prepayment is made prior to March 1, 2023 with the proceeds of other pari passu indebtedness having a lower all-in-yield than the loans under the Term Loan Facility, such prepayment shall be subject to a prepayment premium equal to (i) in the case of any prepayment made prior to March 1, 2022, 2% of the term loans outstanding immediately prior to such prepayment, (ii) in the case of any prepayment made prior to March 1, 2023, 1% of the term loans outstanding immediately prior to such prepayment and (iii) 0% thereafter. The Term Loan also contains mandatory prepayment provisions that are customary for secured financings of this type from excess cash flow and with the proceeds of certain assets sales and debt issuances, each as more fully described in the Term Loan Agreement.

The Term Loan Agreement contains representations and warranties, affirmative and negative covenants and events customary for secured financings of this type and substantially consistent with the ABL Credit Agreement, as well as a financial covenant requiring that, as of the last day of each fiscal quarter, commencing with the fiscal quarter ended June 30, 2021, the Company’s Total Net Leverage Ratio (as defined in the Term Loan Agreement) shall not be less than 3.00:1.00, as more fully described in the Term Loan Agreement.

The Term Loan Facility is guaranteed by substantially all of the Company’s wholly-owned U.S. and Australian subsidiaries, including the entities acquired pursuant to the Transaction, subject to customary exceptions. The Term Loan Facility is secured by (i) first priority security interests in substantially all of the Company’s fixed assets and (ii) second priority security interests in substantially all of the Company’s current assets, in each case, subject to permitted liens and other customary exceptions.

ABL Credit Agreement

On March 1, 2021, the Company entered into that certain Fifth Amendment to Amended and Restated Credit Agreement, First Amendment to Guaranty and Security Agreement and Joinder (the “ABL Amendment”), among the Company, the Borrower and the other borrowers from time to time party thereto, the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent, which amended that certain Amended and Restated Credit Agreement, dated as of June 30, 2017 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to March 1, 2021, the “ABL Credit Agreement” and, the asset-based revolving loan facility established thereunder, the “ABL Facility”).

The ABL Amendment was entered into in order to permit the term loan refinancing, the Transaction and make certain other changes to the ABL Credit Agreement, including, among others:

•	reduce the interest rate per annum to (i) 3.00% (for LIBOR loans) and (ii) 2.00% (for base rate loans);

•	reduce the commitment fee on undrawn amounts under the ABL Facility to 0.375%;

•	extend the maturity date of the ABL Facility to March 1, 2026.

•	add the Australian subsidiaries acquired pursuant to the Transaction as borrowers and guarantors, and establish an Australian borrowing base; and

•	make certain other conforming changes consistent with the Term Loan Agreement.

The ABL Facility is guaranteed by substantially all of the Company’s wholly-owned U.S. and Australian subsidiaries, including the entities acquired pursuant to the Transaction, subject to customary exceptions. The ABL Facility is secured by (i) first priority security interests in substantially all of the Company’s current assets and (ii) second priority security interests in substantially all of the Company’s fixed assets, in each case, subject to permitted liens and other customary exceptions.

The foregoing descriptions of the Term Loan Agreement and the ABL Amendment do not purport to be complete and are qualified in their entirety by reference to the actual terms thereof, copies of which have been publicly filed.